Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
61352 Bad Homburg
Germany

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

July 23, 2010

Fresenius Medical Care enters into long-term distribution
 agreement in Japan and expands
dialysis products business in Korea

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, has entered into a long-term, 10-year exclusive distribution agreement with Japanese-based Nikkiso Co. Ltd. for hemodialysis and peritoneal dialysis products in Japan. With this agreement, both companies aim to further expand their market share of dialysis products, particularly dialyzers and peritoneal dialysis products, in Japan by utilizing Fresenius Medical Care’s efficient manufacturing technologies while relying on Nikkiso’s strong domestic distribution network.

In addition, the company intends to expand its leadership in the Republic of Korea’s dialysis product market by acquiring Nikkiso Medical Korea Co. Ltd., a wholly owned subsidiary of Nikkiso Co. Ltd.

Fresenius Medical Care AG & Co. KGaA, July 23, 2010

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The acquired operations will add approximately $15 million in annual revenue and are expected to be accretive to earnings in the first year after closing of the transaction.

“The strategic alliance with Nikkiso will generate significant value to both parties in Japan and Korea, as each company is concentrating on its strengths in these markets,” said Roberto Fusté, Fresenius Medical Care’s chief executive officer for the Asia-Pacific region.

Background information on the dialysis market in Japan: With approximately 300,000 dialysis patients, Japan is the biggest dialysis market in the Asia-Pacific region. The patient growth rate is around 2%-3% p.a. In Japan, Fresenius Medical Care is active in the dialysis product business by means of its own sales and marketing channels as well as through distribution partners. The company also provides consulting services for dialysis clinics. However, it does not directly operate dialysis clinics in Japan due to legal restrictions.

Background information on the dialysis market in Korea: The Republic of Korea is a fast-growing market with a patient growth rate of 6%-7%. The number of patients requiring regular dialysis therapy is approximately 50,000. Fresenius Medical Care is the leading company in the Republic of Korea’s dialysis product market and, through its partnership with the Yeolin-Medical Foundation, is currently treating more than 850 patients in 16 dialysis clinics.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1.89 million individuals worldwide. Through its network of 2,580 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 198,774 patients around the globe. Fresenius Medical Care also is the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P). For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, July 23, 2010

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